

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 19, 2008

Mr. Howard Pearl
Chief Executive Officer
Rhino Outdoor International, Inc.
1191 Center Point Drive
Henderson, Nevada 89704

Re: Rhino Outdoor International, Inc.
Item 4.01 Form 8-K
Filed June 18, 2008
File No. 333-62690

Dear Mr. Pearl:

We have reviewed your filing and have the following comments. We have limited our review to Item 4.01 of the above-referenced filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

Item 4.01 Form 8-K filed June 18, 2008

1. Please specifically disclose that the reports of Williams & Webster, P.S. for the past two years did not contain an adverse opinion or disclaimer of opinion, or were qualified or modified as to uncertainty, audit scope or accounting principles. See Item 304(a)(1)(ii) of Regulation S-B. Also, you should clarify that the audit reports for the past two years included an explanatory paragraph regarding your ability to continue as going concern.

2. Your disclosure regarding disagreements between you and your former auditors and reportable events in the second paragraph should clearly refer to the two most

recent fiscal years and the subsequent interim period preceding the resignation of Williams & Webster, P.S. as opposed to during the period of engagement. Please revise. See Item 304(a)(1)(iv) and (v) of Regulation S-B.

3. Please file an updated letter from your former accountant addressing your revised disclosure as an exhibit to the amended filing. The letter should refer to the appropriate current report.

4. Please note that we view the resignation and engagement of auditors as two separate events that require reporting on Item 4.01 of Form 8-K. Please confirm that you are aware of your obligation to file a current report within four business days of engaging new auditors.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information as an EDGAR correspondence file. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosures in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to me at (202) 551-3322. In my absence, you may direct your questions to Bill Thompson, Accounting Branch Chief, at (202) 551-3344.

               Sincerely,

               Ta Tanisha Meadows
               Staff Accountant